Exhibit 99.1

PRESS RELEASE

ADHEREX REPORTS FIRST QUARTER 2005 FINANCIAL RESULTS

Research Triangle Park, NC, May 10, 2005 — Adherex Technologies Inc. (AMEX:ADH, TSX: AHX), a biopharmaceutical company with a broad portfolio of oncology products under development, today reported its financial results for the first quarter ended March 31, 2005.

Financial Update

As the majority of the Company’s operations are now denominated in United States (“U.S.”) dollars, effective January 1, 2005, Adherex has changed its functional and reporting currency to the U.S. dollar. Unless otherwise indicated, the amounts included in this press release are in U.S. dollars.

The net loss for the three-month period ended March 31, 2005 was $3.1 million, or $0.02 loss per share, compared to a net loss of $2.4 million, or $0.02 loss per share, for the three-month period ended March 31, 2004. Operating expenses totaled $3.4 million, an increase of 27% over the same period last year. These operating expenses primarily reflect increased research and development expenditures related to the expanding clinical trial program for ADH-1 (ExherinTM), including the commencement of a Phase Ib/II trial in Europe and costs related to the manufacture of drug substance in preparation for the Phase Ib/II trial in the U.S. and the Phase II trial in Canada.

Cash, cash equivalents and short-term investments totaled $14.7 million as of March 31, 2005, compared to $17.5 million as of December 31, 2004, with a corresponding decrease in working capital of $2.6 million. The decreased cash balance reflects spending during the quarter to fund operations.

Corporate Update

During and subsequent to the quarter ended March 31, 2005, Adherex’s accomplishments of note included:

•	Initiating a Phase Ib/II ADH-1 trial in Europe to investigate a weekly dosing schedule. This trial includes a variety of N-cadherin positive tumor types and may use dynamic MRI imaging to assess the timing, magnitude and effect of the drug on tumor vasculature.

•	Receiving approval from the Drug Development Group (DDG) of the U.S. National Cancer Institute’s (NCI) Division of Cancer Treatment and Diagnosis for a Level III collaboration on ADH-1, provided additional preclinical studies are conducted. The Company anticipates that once a Cooperative Research and Development Agreement is executed, the NCI will study a variety of ADH-1 administration schedules and tumor types, particularly in combination with chemotherapeutic and other anti-cancer therapies.

•	Executing an agreement with Scynexis, a medicinal chemistry-focused drug discovery and development company, under which Scynexis will be providing comprehensive medicinal and analytical chemistry services to Adherex to accelerate and expand Adherex’s small molecule cadherin antagonist development programs. The ultimate goal of the Scynexis agreement is the development of orally active cadherin antagonists.

•	Presenting preclinical data at the 2005 American Association of Cancer Research annual meeting, which demonstrated that ADH-1 was well tolerated with satisfactory pharmacokinetics in the animal studies conducted without adverse cardiovascular effects. Our preclinical research has also indicated that ADH-1 may be capable of acting as an anti-angiogenic agent.

•	Receiving regulatory clearance from Health Canada to conduct a Phase II ADH-1 trial to investigate an every three week dosing schedule in eight specific N-cadherin positive tumor types. The Phase II study will evaluate the tolerability of repeated doses of ADH-1 and any anti-tumor activity.

“I believe Adherex is in a stronger position now than it has ever been,” said William P. Peters, MD, PhD, Adherex Chairman and CEO. “We have a well tolerated drug which is displaying encouraging anti-tumor activity and a company with a solid, experienced management team.”

“Moving forward, our corporate initiatives will include the continued aggressive development of ADH-1, the exploration of potential partnerships or collaborations with other pharmaceutical and biotechnology companies, the strategic consideration of any promising in-licensing opportunities, and the development of potential opportunities to monetize aspects of our intellectual property estate as a method of bringing non-dilutive revenue to the company.”

Conference Call

Adherex will host a conference call at 10:00 a.m. ET on Thursday, May 19, 2005 to review the financial results for the three-month period ended March 31, 2005. This call will be webcast live via the Internet at www.adherex.com. The event will also be archived and available for telephone replay through May 24, 2005 and webcast replay through August 19, 2005.

Live Participant Dial In (Toll Free, Canadian and US callers): 800-500-0311

Live Participant Dial In (International): 719-457-2698

Conference Passcode: 1748009

Replay Number (Toll Free): 888-203-1112

Replay Number (International): 719-457-0820

Replay Passcode: 1748009

About Adherex Technologies

Adherex Technologies Inc. is a biopharmaceutical company dedicated to the discovery and development of novel cancer therapeutics. We aim to be a leader in developing innovative treatments that address important unmet medical needs in cancer. We currently have four products in the clinical stage of development, including ADH-1 (Exherin™) and sodium thiosulfate (STS). ADH-1, our lead biotechnology compound, selectively targets N-cadherin, a protein present on certain tumor cells and established blood vessels that feed solid tumors. STS, a drug from our specialty pharmaceuticals pipeline, protects against the disabling hearing loss that can often result from treatment with platinum-based chemotherapy drugs. With a diversified portfolio of unique preclinical and clinical-stage cancer compounds and a management team with expertise in identifying, developing and commercializing novel cancer therapeutics, Adherex is emerging as a pioneering oncology company. For more information, please visit our website at www.adherex.com.

FINANCIAL CHARTS FOLLOW

Adherex Technologies Inc.

Selected Financial Data

(U.S. dollars in thousands except per share amounts)

	March 31, 2005	December 31, 2004
	(unaudited)
Condensed Consolidated Balance Sheets:
Assets:
Cash and cash equivalents	$14,703	$17,473
Other current and long-term assets	1,010	1,101
Acquired intellectual property rights	19,735	20,415

Total assets	$35,448	$38,989

Liabilities and shareholders’ equity:
Accounts payable and accrued liabilities	$1,581	$1,779
Future income taxes	7,214	7,463
Other long-term liabilities	122	140
Total shareholders’ equity	26,531	29,607

Total liabilities and shareholders’ equity	$35,448	$38,989

	Three Months Ended March 31,
	2005	2004
	(unaudited)	(unaudited)
Condensed Consolidated Statements of Operations:
Operating expenses:
Research and development	$2,018	$1,179
General and administration	718	924
Amortization of acquired intellectual property rights	681	592

Loss from operations	(3,417)	(2,695)

Net interest income	49	88
Recovery of future income taxes	249	216

Net loss	$(3,119)	$(2,391)

Net loss per share of common stock, basic and diluted	$(0.02)	$(0.02)

This press release contains forward-looking statements that involve significant risks and uncertainties. The actual results, performance or achievements of the Company might differ materially from the results, performance or achievements of the Company expressed or implied by such forward-looking statements. Such forward-looking statements include, without limitation, those regarding the clinical and preclinical development plans of the Company, both alone and through collaborations, as well as the corporate initiatives we currently have planned. We can provide no assurance that the preclinical or clinical development plans will proceed as currently anticipated or that our current corporate initiatives will be realized. We are subject to risks inherent in the biopharmaceutical industry, including the early stage of our product candidates, the uncertainties of clinical trials and regulatory reviews, our reliance on collaborations and our history of losses. For a more detailed discussion of related risk factors, please refer to our public filings available at www.sedar.com and www.sec.gov.

— END —

For further information, please contact:

Melissa Matson

Director, Corporate Communications

Adherex Technologies Inc.

T: (919) 484-8484

matsonm@adherex.com